POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

December 23, 2011

Andrew Mew, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:          Power-Save Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 13, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 10, 2011
File No. 000-30215

Dear Mr. Mew:

Power-Save Energy Company., a Utah corporation (the “Company”), has received and reviewed your letter of November 8, 2011, pertaining to the Company’s Form 10-K (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on April 13, 2011, and the Company’s Quarterly Report on Form 10-Q as filed with the Commission on August 10, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated November 8, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Description of Business, page 5

1.   We note that 43% of your revenues were derived from Power-Save California and that this customer represented 98% of your total accounts receivables.  Please revise your disclosure to discuss this customer and its significance to your business.  Refer to Item 101(h)(4)(vi) of Regulation S-K.

RESPONSE:  This customer was significant in this one incidence; therefore, we have revised our Filing on page 5 to include the following information:

“Dependence on one or few major companies

 Traditionally, the Company had marketed to a diverse clientele, however, as business declines, there seem to be fewer customers available.  The Company had one major project in 2010 providing the solar panels and racking systems that were installed on the CBS Studios in California. California Power-Save was the contractor for the installation. The total revenue to the Company on this project was approximately $1,400,000. Since the project was funded by federal and state grants, the receivable on this one project was on the books at December 31, 2010. Approximately $1,200,000 was collected from this project in the third quarter of 2011.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 9

Results of Operations, page 9

2.   Please expand this section to discuss known material operating trends and uncertainties.

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 POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

In this regard, we note your statement that your revenues decrease by $1,459,710 or 31% for the period from fiscal 2009 to fiscal 2010. Please discuss whether you anticipate that this trend will continue.

 RESPONSE:  We have revised the Filing on page 9 to include the following information:

“The decrease trend in revenues from 2009 to 2010, has continued in 2011. The Company’s power savings devices are a victim of the economy as well as providing solar panel for housing and commercial projects.

The Company believes that difficulties in consumer finance, more specifically in the consumer’s ability to obtain Home Improvement Loans or Equity Line of Credit, and the cancellation of Credit facility previously available through Power-Save, the consumer Photovoltaic System sales for Power-Save have continued to decrease.  The initial costs for consumers to install a system, and then benefit from the State or Utility Incentives and the Federal Tax Incentive is more than most consumers seem to be willing or able to spend in this current economic environment.  An average 4-kilowatt system has a consumer initial out of pocket expense of $28,000.00 - $40,000.00.  Some of these expenses are recovered after installation via a State or Utility rebate, and then after the consumer files annual tax returns in the form of a tax credit.  With these consumer finance and general economic conditions in place Power-Save anticipates that this trend of decreasing revenues will likely continue until consumers are willing and/or able to pay the initial expenses for the system.”

3.   We note your disclosure that general and administrative expenses for the year ended December 31, 2010 were $1,189,631.  This is not consistent with the $1,223,631 reported on your income statement.  Please explain or revise for consistency.  Additionally, please clarify for us whether stock compensation issued for services is recorded to general and administrative expense and to the extent material, please quantify in your disclosure.

RESPONSE: The referenced amount was inadvertent; therefore, we have revised the filing to show that administrative expenses for the year was $1,223,631.  This is because stock issued for consulting fees equaling $25,000 was included in the general and administrative expenses. Therefore, have revised our Filing on page 9 to include the following information:

“General and administrative expenses for the year ended December 31, 2010 were $1,223,631 compared to $1,409,445 for the year ended December 31, 2009; a decrease of $219,814 (16%).”

Liquidity and Capital Resources, page 9

4.   We note your disclosure that you made adjustments to your cost structure that should provide a positive cash flow.  Please revise to discuss these adjustments and explain in more detail why you expect these adjustments should provide positive cash flow.

RESPONSE: The adjustments made to the cost structure, previously anticipated that the Company’s revenues would stabilize at $75,000 - $90,000 per month.  The revenues in fact continued to deteriorate as a result current environment of lack of consumer credit and general economic conditions for the consumer remain unchanged.  It seems that consumers are not spending money on home improvements related to energy savings or Photovoltaic Energy systems as they did in 2007 and 2008.  Therefore, we will continue to adjust costs, and have revised the Filing on Page 9 to include the following language:

“The Company has made adjustments to its cost structure that should provide a positive cash flow.  The adjustments made to the cost structure are meant to coincide with a potential revenues estimation of $75,000-$90,000 a month, however, the Company has not even been able to maintain that level of income.”

Cash Requirements, page 10

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 POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

5.   We note your disclosure that you “do not have sufficient cash on hand to pay the costs of [y]our operations as projected to twelve (12) months or less or to fund [y]our operations for that same period of time.”  Please revise to disclose the period of time that your available cash can sustain your current operations.

RESPONSE:   Since the period provided in the filing, the Company had a private placement in April which generated $145,000 in cash to the Company. The Company was anticipating the proceeds from customer California Power-Save’s accounts receivable, because the project was funded by federal and state grants. A total of $1,186,000 was received during the period July and August 2011, which would allow the company to sustain operations for nearly 12 months.  The Filing on page 10 has been revised with the following:

“We are seeking to generate income from several avenues, however, if we do not, we will only be able to operate for an estimated 6 months.”

6.   You also disclose that you will “require additional financing in order to proceed with some or all of [y]our goals as projected over the next twelve (12) months.” Please revise to disclose these goals and the associated costs and expenses.

RESPONSE: The Filing on Page 10 has been amended to show the following:

“The Company’s goals for the next 12 months would be to develop new customer leads in CA and the surrounding states for the implementation of solar panel installation.  The Company would focus on potential customers who could sustain the initial cost and would be willing to wait for the potential tax credits and government reimbursements because of an interest to go green for other reasons than long term cost, perhaps to appease their customers or look good to the general public, like small or medium sized businesses looking to offset their carbon footprint or to “go green”.  The costs associated with this would be minimal, as the Directors could investigate some potential applications or investigate into hiring a small consulting firm that specializes in this kind of creative marketing or customer analysis.”

Going Concern, page 10

7.   We note your disclosure that your auditors stated in their report that they have substantial doubt about your ability to continue as a going concern; however, we note no such opinion disclosed in the auditors’ report on page F-1. Please review this disclosure with your auditor and explain or revise.

   RESPONSE:  After further discussion with our auditors, we have decided to remove the reference to the going concern discussion in the Filing in its entirety. Item 8. Financial Statements and Supplementary Data, page 13

Balance Sheet, page F-2

8.   We note accounts payable combined with other current liabilities represents approximately 91% of your total liabilities. Please explain the nature and composition of your accounts payable and other current liabilities.

   RESPONSE: The accounts payable were for materials, including, but not limited to: solar panels and racking systems used to install a solar power system on CBS Studios.  The accrued expenses included professional fees, officers, compensation and the settlement of a minor dispute with former landlord.

Cash Flows, page F-5

9.   We note proceeds of $190,000 from your private placement of 1,900,000 shares in January 2010 but no proceeds related to the additional 200,000 shares issued in May 2010.  Please explain.

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POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

   RESPONSE: The Company recorded the $190,000 proceeds from the first private placement in 2010.  The omission of the additional 200,000 shares issued was inadvertent as they were recorded on the books at $34,000, which was the fair value at the time issued.  We have revised the filing accordingly.

Notes to Financial Statements, page F-6

Note 2 – Summary of Significant Accounting Policies, page F-6

Accounts Receivable, page F-6

10. We note that you have a material accounts receivable balance resulting from a significant increase in your balance between 2009 and 2010. Please explain and disclose the composition of your accounts receivable balances and the related payment terms.  Please analyze and explain to us and in MD&A the factors behind the change as well as the change in the day’s sales outstanding, changes in the aging of account balances and changes in your allowance for the periods. Tell us and disclose whether there has been any collectability or billing issues with any major customers or class of customers. Tell us and disclose if you have implemented any significant changes in credit terms, (i.e., extended payment terms), collection efforts, credit utilization, and/or delinquency policies.

   RESPONSE:  The significant increase in accounts receivable was from the commercial project, which was installed and billed by California Power-Save at CBS Studios.  Due to the issues with the installation, solar racking and resulting delay of tax incentives, our customer, California Power-Save did not pay the Company in a timely manner.  The composition of the Company’s accounts receivable balances and terms have not changed.  Thus, since there has been no change, there is no corresponding change to the MD&A, the aging of account balances and allowance for the periods.  The Company has also not implemented any significant changes in credit terms, collection efforts, credit utilization, and delinquency policies.

Note 9 – Subsequent Events, page 25

11. We note the suit filed against the Company from a dispute surrounding a commercial real estate lease. Please tell us and disclose in more detail the nature of this dispute and its current status. ASC 450 requires a company to disclose the amount or range of reasonably possible loss or range of loss in excess of the amount accrued. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure.

If you conclude that you cannot estimate a range of reasonable possible losses on any of the matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450.  In addition, for those matters for which you cannot estimate a range, please supplementally provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. T0 extent the amount is not material please indicate this by including disclosure that any such amount in addition to the amount accrued is not material to the financial statements.

   RESPONSE:  The Company acknowledges ASC 450 and will add such information on the Company’s next filed Form 10-Q.  This dispute was regarding a commercial real estate issue and negotiations indicate that the dispute had little merit, and therefore the company anticipated a nominal amount of potential settlement, which will be filed on the Company’s next Form 10-Q.

Note 10 – Concentrations, page 25

12. Please explain the relationship between you and Power-Save California, your largest customer. If it is a related party, please state so in the filing. Reference is made to Rule 404(a) of Regulation S-K.

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 POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

     RESPONSE:  California Power-Save is a non-related party.  California Power-Save is an independent private company doing business in California that specializes in the installation of solar panels.  Therefore, we have not many any revisions in the filing.

Signatures, page 35

13. The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please refer to the Signature Page and General Instruction D to Form 10-K, and revise to include the signatures of the specified persons in the second signature section of Form 10-K.

   RESPONSE:  We have revised the Filing accordingly.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Financial Statements, page 3

Statement of Cash Flows, page F-3

14. Please explain your basis for supplementally presenting common stock issued for services in the amount of $80,000 at the bottom of your cash flows instead of presenting it as a non-cash adjustment reconciling net loss to net cash used in operating activities. Refer to FASB ASC 230-10-45-28.

   RESPONSE:  The omission of the common stock issued for services was inadvertent and should have been entered as an adjustment to reconcile net cash used in operating activities. The line appears to have been omitted in error.  The Filing has been revised accordingly, resulting in a net cash used in operating activities of negative ($108,704.)

Notes to Financial Statements, page F-4

Note 7 – Stockholders Equity, page 12

15. We note you issued 16,521,200 shares in April 2011 for services rendered by Michael Forster and 8,000,000 in June 2011 for services rendered by others.  Please quantify the expense amounts and advise us where you accounted for them in the financial statements for the corresponding reporting periods.

   RESPONSE:  The 16,521,200 shares issued in April 2011 for services rendered to the President of the Company, Mr. Forster, was in for accrued services from January 1, 2009 through December 31, 2010. These shares were valued at $.01 per share, thus the $165,221 was reported as a liability on the books as of December 31, 2010 under Accounts Payable, because the liability had been accrued in that period.

The 8,000,000 shares issued in the quarter ended June 30, 2011was for legal services.  The shares issued were valued at $.01.  Thus the shares for legal services were valued at $80,000 and are reported in the Filing on the statement of cash flows, page F-3, as stock issued for services.

In connection with the Company’s responding to the comments set forth in the November 8, 2011 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

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POWER-SAVE ENERGY COMPANY

3940-7 Broad Street, #200
San Luis Obispo, California 93401

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

POWER-SAVE ENERGY COMPANY

By /s/  Michael Forster
Michael Forster
Principal Executive Officer

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